Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated August 4, 2020, except for the effects of the restatement as discussed in Note 2 and right of use assets as discussed in Notes 6 and 12 to the financial statements, as to which the date is December 7, 2020, with respect to the audited financial statements of ParcelPal Technology Inc. as at December 31, 2019, 2018 and 2017 and for each of the years in the three year period ended December 31, 2019, contained in this Registration Statement and Prospectus.

We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts and Counsel”

/s/ Dale Matheson Carr-Hilton Labonte LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

1500 - 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1

December 18, 2020